

December 11, 2013

Via E-mail
Paul E. Martin
Chief Financial Officer
Perficient, Inc.
520 Maryville Centre Drive, Suite 400
St. Louis, MO 63141

      Re: Perficient, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed March 7, 2013
             File No. 001-15169

Dear Mr. Martin:

      We have reviewed your letter dated November 21, 2013 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 6, 2013.

Risk Factors

The loss of one or more of our significant software vendors…, page 10

1.   Further to prior comment 1, please tell us what consideration you gave to identifying by name your most significant software vendors in this risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

2.   We note your response to prior comment 2. It remains unclear to us how you concluded that bookings growth is not a key metric that should be discussed in your Management's Discussion and Analysis. The assertions that there is not an industry standard definition of "bookings" and that your peers do not disclose their bookings or similar metrics are not dispositive as to whether bookings is a key performance indicator that your management uses to manage the business and whether it would be material to investors. Please explain further how you concluded that bookings growth is not a key variable "peculiar to and necessary for an understanding and evaluation of the individual company," and how disclosure of this metric is not necessary to an understanding of your prospects for the future. We refer you for guidance to Section III.B.1 of SEC Release No. 33-8350.

        If you have any questions, please contact Katherine Wray, Attorney-Advisor, at (202) 551-3483 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief